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                          January 14, 2021

       Gordon Roth
       Chief Financial Officer
       Roth CH Acquisition I Co. Parent Corp.
       888 San Clemente Drive, Suite 400
       Newport Beach, CA 92660

                                                        Re: Roth CH Acquisition
I Co. Parent Corp.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-4
                                                            Filed December 31,
2020
                                                            File No. 333-250847

       Dear Mr. Roth:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-4

       Questions and Answers About the Proposals, page ix

   1.                                                   We reissue comment 1.
We disagree with your analysis. Revise to unbundle the changes to the charter that are
not specific to special purpose acquisition companies.
   2.                                                   We reissue comment 2.
Where you address the various agreements, specifically disclose the approximate amount
of the vote that is locked up and highlight that fact in the summary.
 Gordon Roth
FirstName  LastNameGordon   RothCorp.
Roth CH Acquisition I Co. Parent
Comapany
January 14,NameRoth
            2021     CH Acquisition I Co. Parent Corp.
January
Page 2 14, 2021 Page 2
FirstName LastName
Summary, page 1

3. We note your revised disclosure in response to comment 4. You added a risk factor related to this disclosure at the end of your section of "General Risk Factors." We disagree with your analysis that this is a general risk applicable to any public company.
         Revise to move the risk factor to a more appropriate section.
The Special Meeting, page 1

4. We note the revised disclosure in response to comment 5. Revise to disclose the positions held by the named individuals at Roth Captial Partners, LLC and Craig-Hallum Capital
         Group LLC, rather than referring to the individuals as senior executives.
Risk Factors, page 18

5. We reissue comment 6 to the extent that you have not revised the risk factor to identify all the conditions that ROCH may waive without shareholder approval.
6. We reissue comment 7. Revise the risk factor on page 31 or add another risk factor that discloses all the conflicts of interest, including those outlined on pages 62 and 133.
Background of the Merger, page 56

7. We reissue comment 12 in full. Your revised disclosure does not address the information sought in our comment, particularly with respect to the ROCH identifying and ruling out the initial 25 potential targets identified just after the IPO. To the extent you did revise the disclosure to address the narrowing of options to 3-4 companies between July 1 and
         August 26, 2020, revise to disclose the total number of target companies still under consideration. You state PCT, EV target and CG Target were addressed at board meetings, but later disclose that HC Target was apparently still under consideration.
         Further disclose the terms addressed with each of these companies and what transpired at each of the board meetings on June 10, July 7 and July 19 and which candidates were discussed. To the extent you have not done so, revise to disclose the timing and nature of the last contacts with each of EV Target, CG Target, HC Target and any other target still under consideration, ultimately clarifying when PCT became the only target under consideration.
8.       We reissue comment 16. We note the added disclosure that "PWP informed
ROCH of
         several key topics to be addressed in reengaging with PCT," which implies the parties had cut off negotiations. Clarify when that happened, which party determined not to pursue the transaction, and disclose the "several key topics" addressed by
PWC.
 Gordon Roth
FirstName  LastNameGordon   RothCorp.
Roth CH Acquisition I Co. Parent
Comapany
January 14,NameRoth
            2021     CH Acquisition I Co. Parent Corp.
January
Page 3 14, 2021 Page 3
FirstName LastName
9. We note the revised disclosure on page 59 in response to comment 17. Please also revise to clarify what you mean by a "non-exclusive letter of intent." You abbreviate it as a
         "letter of intent" or "LOI," which is commonly thought to be exclusive. Please further describe the terms of the agreement that render it "non-exclusive" and revise your abbreviation so that it will not be confused with an exclusive letter of intent.
10. We reissue comment 18 to the extent that you have not clarified C-H's involvement in the negotiations, or how they became the go-between between counsel and PCT.
11. We reissue comment 20. Provide the additional detail regarding the background of negotiations with PCT throughout the process, including disclosure of the initial terms and when, how and why they changed over time. For example, explain the proposed terms and conditions PCT and ROCH addressed in the week after July 23, 2020. Discuss how the potential PIPE transaction came to be part of the discussion in July, and how and why it changed over time. Further explain the changes to the potential terms of the transaction over time, including quantifying the consideration and how the terms of the PCT management employment agreements evolved.
12. We note the summary disclosure provided in response to comment 23 and reissue the comment. Provide additional detail of the valuations performed and disclose who prepared them.
Proposal No. 1--The Business Combination Proposal
Certain PCT Projected Financial Information, page 63

13. We note the projections and related disclosure added here in response to comment 15.
         You state that "management of PCT prepared the projections set forth below to present key elements of the forecasts provided to ROCH." On page 64, you describe these as "a summary of the projections." Revise to clarify if you have disclosed all the projections provided to ROCH, or only key elements. If you have not provided all projects given to
         ROCH, revise to include all material projections, provide us all of the projections and tell us why you believe any projections not included in the document are not material. In addition, revise the document to disclose all material assumptions underlying the projections.
Material U.S. Federal Income Tax Considerations, page 84

14. We reissue comment 25 to the extent that your disclosure continues to state what you
         "expect" the tax consequences to be and what certain consequences "should" be, without describing the degree of uncertainty, such as "more likely than not." Furthermore, as you state the exchange offer should be non-taxable, please provide an opinion of counsel. As stated in comment 25, refer to Section III.C. of Staff Legal Bulletin No. 19 for guidance regarding the tax opinion.
 Gordon Roth
FirstName  LastNameGordon   RothCorp.
Roth CH Acquisition I Co. Parent
Comapany
January 14,NameRoth
            2021     CH Acquisition I Co. Parent Corp.
January
Page 4 14, 2021 Page 4
FirstName LastName
PCT Executive Compensation, page 128

15. Revise the disclosure here and with respect to ROCH executive compensation to provide the data for the latest completed fiscal year ended December 31, 2020, as required by Item
         402 of Regulation S-K.
ROCH Executive Compensation, page 160

16. We note your response to comment 37. Given there is no limit and these expenses are incurred by those who review them, revise page 160 to clarify that "each expense for which the SPAC reimburses its executive officers and directors is 'integrally and directly related' to the performance of their duties'" and, as such, the reimbursements are not compensation or perquisites.
       You may contact Michael Fay at (202) 551-3812 or Sasha Parikh at (202) 551-3627 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Norwood Beveridge, Esq.